Exhibit 99.1

Valens Semiconductor Empowers the Transformation of Radar Connectivity for ADAS Applications with its VA7000 MIPI A-PHY Compliant Chipsets

Valens Semiconductor and Smart Radar System (SRS) to showcase centralized processing and sensor fusion capabilities at AutoSens Brussels 2023

HOD HASHARON, Israel, September 11, 2023 - Valens Semiconductor (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today announced that it will be showcasing its automotive product suite and how it is transforming high-speed sensor connectivity at AutoSens Brussels 2023. The two companies will jointly showcase a demonstration dedicated to a new generation of centralized radars and sensor fusion capabilities for Advanced-Driver-Assistance-Systems (ADAS), with Valens Semiconductor’s VA7000 chipsets embedded in SRS’ Software Defined Imaging Radar.

The combined solution presents the automotive industry with significant advantages such as the use of substantially smaller radars and lower power consumption. It enables implementing a centralized processing radar, which is substantially more efficient and accurate than the traditional processing done at the edge device today. The VA7000’s A-PHY-compliant link that enables transferring high bandwidth data and controls, as well as an increased link reach, is an optimal solution for realizing the vision of central radar processing and sensor fusion.

“Valens Semiconductor is excited to partner with SRS to advance significant evolvement in radar connectivity for ADAS applications, and once again, present innovative connectivity solutions that can provide a leap forward for our automotive partners and customers,” said Gideon Kedem, SVP, Head of Automotive at Valens Semiconductor. “As the automotive industry undergoes a major transformation to sensor fusion, which leverages a combination of different sensor types – cameras, LiDARs and radars — to deliver data and functionality required by safety applications such as ADAS, our VA7000 chipsets are a perfect fit. This is a growing market opportunity that Valens Semiconductor is well prepared to serve.”

“The automotive radar industry has been seeking the most efficient connectivity technology to create a new generation of centralized radars,” said Yong-Jae Kim, CTO at Smart Radar System (SRS). “The VA7000 from Valens Semiconductor delivers an exceptional offering enabling effective high-speed connectivity in automotive safety. Now, radars can move away from including complex built-in processing at the edge to a much more efficient and powerful centralized radar architecture.”

To be showcased by Valens Semiconductor at AutoSens Brussels 2023:

•	Realizing the vision of centralized processing architecture for radars. Demonstrated at the show is an SRS radar aggregating raw data from 4 radar sensors (MMICs), over a single A-PHY link, to the centralized ECU. The MMIC's are controlled over the VA7000’s fast SPI interface, which supports an exceptional bitrate of up to 40Mbps. These advanced fast control capabilities have been an industry barrier in its quest to centralized radar processing.
•	Advanced time synchronization for superior driver monitoring. With a high-performance, highly configurable PWM (Pulse-width modulation) embedded within the VA7000 chipset series, Valens Semiconductor’s solution synchronizes between camera sensors and infra-red light, allowing for a cost-effective implementation of driver monitoring systems compared to competing solutions that require external programmable components.
•	A comprehensive set of demonstrations from companies in the expanding ecosystem for the MIPI A-PHY compliant VA7000 chipset series. This group will include Tier-1s, camera sensor companies, radar, LiDAR and ECU suppliers, component manufacturers, and testing equipment companies that are serving the growing demand for increased safety in today’s and tomorrow’s cars.

Join Valens Semiconductor at AutoSens Brussels 2023 (AutoWorld Museum, Brussels), September 19 - 23, 2023, at Stand Number 26, to learn more about the company’s latest innovations for audio-video connectivity. To schedule a meeting at the tradeshow, contact us through our website.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling high-performance connectivity for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the MIPI A-PHY standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Forward-Looking Statements

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Valens Semiconductor Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Valens Semiconductor Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Margaret Boyce

Financial Profiles, Inc.

US: +1 310-622-8247

Valens@finprofiles.com

SOURCE Valens Semiconductor